

Former Damon Estate, Honolulu, HI
185 Properties
Square Feet: 9,600,000

Honolulu CBD

Exhibit 99.2

SIR LISTED NYSE

Select Income REIT

First Quarter 2013
Supplemental Operating and Financial Data

Certain of the land parcels included in the former Damon Estate properties

SIR

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

• THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,

• OUR ACQUISITIONS OF PROPERTIES,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,

• OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

• THE CREDIT QUALITY OF OUR TENANTS, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT, OR CWH, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES, AND

• ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

• OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED. FOR EXAMPLE, THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT WE RECENTLY INCREASED OUR QUARTERLY DIVIDEND RATE TO $0.44 PER COMMON SHARE PER QUARTER OR $1.76 PER COMMON SHARE PER YEAR. A POSSIBLE IMPLICATION OF THIS STATEMENT IS THAT WE WILL CONTINUOUSLY PAY QUARTERLY DIVIDENDS OF $0.44 PER COMMON SHARE PER QUARTER OR $1.76 PER COMMON SHARE PER YEAR IN THE FUTURE. OUR DIVIDEND RATES ARE SET AND RESET FROM TIME TO TIME BY OUR BOARD OF TRUSTEES. FFO AND NORMALIZED FFO ARE AMONG THE FACTORS CONSIDERED BY OUR BOARD OF TRUSTEES WHEN DETERMINING THE AMOUNT OF DISTRIBUTIONS TO OUR SHAREHOLDERS. OTHER FACTORS INCLUDE, BUT ARE NOT LIMITED TO, REQUIREMENTS TO MAINTAIN OUR STATUS AS A REIT, LIMITATIONS IN OUR REVOLVING CREDIT FACILITY AND TERM LOAN AGREEMENTS, THE AVAILABILITY OF DEBT AND EQUITY CAPITAL TO US, OUR EXPECTATION OF OUR FUTURE CAPITAL REQUIREMENTS AND OPERATING PERFORMANCE, AND OUR EXPECTED NEEDS AND AVAILABILITY OF CASH TO PAY OUR OBLIGATIONS,



WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING COSTS, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR FUTURE ACQUISITION AGREEMENTS MAY NOT BE SATISFIED AND COULD RESULT IN THOSE ACQUISITIONS NOT OCCURRING OR BEING DELAYED, OR COULD RESULT IN THE TERMS OF THE ACQUISITIONS CHANGING,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- A MAJORITY OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON FAIR MARKET VALUES. THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA PRESENTATION DETAILS PAST RENT RESETS THAT REFLECT OUR RENTS INCREASING AS A RESULT OF THOSE RESETS AND PRESENTS A SCHEDULE OF UPCOMING RENT RESETS. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS BY THE AMOUNTS SIMILAR TO PAST RESETS, AND FUTURE RESET RENTS COULD DECREASE,

- WE MAY NOT SUCCEED IN DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE THE SECURITY OF OUR REVENUES OR OUR OPERATING PERFORMANCE,

- OUR INTENTION TO REDEVELOP CERTAIN OF OUR HAWAII PROPERTIES MAY NOT BE REALIZED OR BE SUCCESSFUL,

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE UNITED STATES MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE REMAINS OR BECOMES FURTHER DEPRESSED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,

- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY MAY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES MAY NOT BE REALIZED,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH CWH, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



2544 & 2548 Campbell Place, Carlsbad, CA
Office Property
Tenant: Arrowhead General Insurance
Lease Expiration: 2019





COMPANY PROFILE

The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns lands and properties that are primarily net leased to single tenants. As of March 31, 2013, we owned 272 properties with approximately 25.4 million rentable square feet, including 229 properties with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii.

Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 830 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SIR, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties and owns a majority of our common shares, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings that are majority leased to government tenants, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23.0 billion as of March 31, 2013. We believe that being managed by RMR is a competitive advantage for SIR because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbol:

Common Shares – SIR

Portfolio Data (as of 3/31/2013):

Total properties	272
Total sq. ft. (000s)	25,371
Percent leased	95.8%



INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Donna D. Fraiche
Independent Trustee

William A. Lamkin
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer and Chief Financial Officer, at (617) 796-8303
or jpopeo@sirreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations,
at (617) 796-8222 or tbonang@sirreit.com or,
Carlynn Finn, Senior Manager, Investor Relations,
at (617) 796-8222 or cfinn@sirreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
646-855-5808

MLV & Co.
Jonathan Petersen
(646) 556-9185

Morgan Stanley
Vikram Malhotra
(212) 761-7064

RBC Capital Markets
Rich Moore
(440) 715-2646

Sidoti & Company, LLC
Jeffrey Lau
(212) 453-7029

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516

SIR is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts.



FINANCIAL INFORMATION



(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	39,283	39,283	31,233	31,200	31,200
Weighted average common shares outstanding [1]	39,283	33,070	31,206	31,200	13,205
Common Share Data:					
Price at end of period	$ 26.45	$ 24.77	$ 24.62	$ 23.76	$ 22.58
High during period	$ 28.13	$ 26.75	$ 26.59	$ 24.06	$ 22.65
Low during period	$ 24.58	$ 23.78	$ 23.40	$ 21.23	$ 21.49
Annualized dividends paid per share [2]	$ 1.68	$ 1.68	$ 1.60	$ -	$ -
Annualized dividend yield (at end of period) [2]	6.4%	6.8%	6.5%	-	-
Annualized Normalized FFO multiple (at end of period) [3]	8.7x	10.3x	9.5x	9.7x	8.6x
Annualized NOI / total market capitalization [4]	8.7%	8.1%	8.1%	8.4%	9.5%
Market Capitalization:					
Total debt (book value)	$ 615,616	$ 472,778	$ 469,931	$ 321,000	$ 227,000
Plus: market value of common shares (at end of period)	1,039,035	973,040	768,956	741,312	704,496
Total market capitalization	$ 1,654,651	$ 1,445,818	$ 1,238,887	$ 1,062,312	$ 931,496
Total debt / total market capitalization	37.2%	32.7%	37.9%	30.2%	24.4%
Book Capitalization:					
Total debt	$ 615,616	$ 472,778	$ 469,931	$ 321,000	$ 227,000
Plus: total shareholders' equity	906,225	900,183	713,288	712,463	697,272
Total book capitalization	$ 1,521,841	$ 1,372,961	$ 1,183,219	$ 1,033,463	$ 924,272
Total debt / total book capitalization	40.5%	34.4%	39.7%	31.1%	24.6%
Selected Balance Sheet Data:					
Total assets	$ 1,578,275	$ 1,430,652	$ 1,239,932	$ 1,083,146	$ 975,229
Total liabilities	$ 672,050	$ 530,469	$ 526,644	$ 370,683	$ 277,957
Gross book value of real estate assets [5]	$ 1,550,355	$ 1,391,401	$ 1,209,597	$ 1,052,042	$ 947,039
Total debt / gross book value of real estate [5]	39.7%	34.0%	38.9%	30.5%	24.0%

[1] During December 2011 and February 2012 we issued 22,000 common shares to CWH, and on March 12, 2012 we sold 9,200 common shares in our initial public offering. In December 2012, we sold 8,050 common shares in a public offering.

[2] The amounts stated reflect the amounts paid during the period. Amounts paid during the period ended September 30, 2012 related to SIR's first 20 days as a public company are excluded. In April 2013, SIR announced that its regular quarterly distribution rate will be increased to $0.44 per common share ($1.76 per common share per year).

[3] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.

[4] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[5] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.



KEY FINANCIAL DATA (CONTINUED)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Selected Income Statement Data:					
Total revenues	$ 43,860	$ 36,405	$ 30,878	$ 27,920	$ 27,587
NOI [1]	$ 35,986	$ 29,437	$ 25,168	$ 22,220	$ 22,169
Adjusted EBITDA [2]	$ 33,343	$ 26,978	$ 22,657	$ 20,660	$ 20,765
NOI margin [3]	82.0%	80.9%	81.5%	79.6%	80.4%
Net income	$ 22,632	$ 17,169	$ 15,719	$ 15,332	$ 17,655
Normalized FFO [4]	$ 29,830	$ 23,559	$ 20,190	$ 19,028	$ 20,428
Common distributions paid [5]	$ 16,499	$ 13,118	$ 12,480	$ -	$ -
Per Share Data:					
Net income	$ 0.58	$ 0.52	$ 0.50	$ 0.49	$ 1.34
Normalized FFO [4]	$ 0.76	$ 0.71	$ 0.65	$ 0.61	$ 1.55
Common distributions paid [5]	$ 0.42	$ 0.42	$ 0.40	$ -	$ -
Normalized FFO payout ratio [4]	55.0%	56.0%	62.0%	0.0%	0.0%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	9.6x	8.6x	9.2x	12.7x	61.6x
Total Debt / annualized Adjusted EBITDA [2]	4.6x	4.4x	5.2x	3.9x	2.7x

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[2] See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount.

[3] NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[4] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with GAAP to those amounts.

[5] The amounts stated reflect the amounts paid during the period. Amounts paid during the period ended September 30, 2012 related to SIR's first 20 days as a public company are excluded. In April 2013, SIR announced that its regular quarterly distribution rate will be increased to $0.44 per common share ($1.76 per common share per year).



CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

		March 31, 2013		December 31, 2012
ASSETS				
Real estate properties:				
Land	$	691,813	$	675,092
Buildings and improvements		753,876		620,686
		1,445,689		1,295,778
Accumulated depreciation		(51,162)		(46,697)
		1,394,527		1,249,081
Acquired real estate leases, net		101,372		95,248
Cash and cash equivalents		16,589		20,373
Restricted cash		42		42
Rents receivable, net of allowance for doubtful accounts				
of $642 and $644, respectively		44,633		38,885
Deferred leasing costs, net		4,866		4,816
Deferred financing costs, net		6,268		5,517
Due from related persons		634		585
Other assets		9,344		16,105
Total assets	$	1,578,275	$	1,430,652
LIABILITIES AND SHAREHOLDERS' EQUITY				
Revolving credit facility	$	238,000	$	95,000
Term loan		350,000		350,000
Mortgage notes payable		27,616		27,778
Accounts payable and accrued expenses		18,453		19,703
Assumed real estate lease obligations, net		20,263		20,434
Rents collected in advance		6,398		6,518
Security deposits		9,589		9,335
Due to related persons		1,731		1,701
Total liabilities		672,050		530,469
Commitments and contingencies				
Shareholders' equity:				
Common shares of beneficial interest, $0.01 par value: 50,000,000				
shares authorized, 39,282,592 shares issued and outstanding		393		393
Additional paid in capital		876,836		876,920
Cumulative net income		73,883		51,251
Cumulative other comprehensive income		17		25
Cumulative common distributions		(44,904)		(28,406)
Total shareholders' equity		906,225		900,183
Total liabilities and shareholders' equity	$	1,578,275	$	1,430,652

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar and share amounts in thousands, except per share data)



	For the Three Months Ended March 31,	
	2013	2012
Revenues		
Rental income	$ 37,458	$ 24,074
Tenant reimbursements and other income	6,402	3,513
Total revenues	43,860	27,587
Expenses		
Real estate taxes	4,626	3,641
Other operating expenses	3,248	1,777
Depreciation and amortization	6,665	2,773
Acquisition related costs	533	-
General and administrative	2,719	1,404
Total expenses	17,791	9,595
Operating income	26,069	17,992
Interest expense (including amortization of debt premiums and deferred financing fees of $336 and $53, respectively)	(3,473)	(337)
Equity in earnings of an investee	76	-
Income before income tax expense	22,672	17,655
Income tax expense	(40)	-
Net income	$ 22,632	$ 17,655
Weighted average common shares outstanding	39,283	13,205
Net income per common share	$ 0.58	$ 1.34
Additional Data:		
General and administrative expenses / total revenues	6.2%	5.1%
General and administrative expenses / total assets (at end of period)	0.2%	0.1%
Non cash straight line rent adjustments [1]	$ 2,622	$ 773
Lease value amortization [1]	$ (270)	$ (116)

[1] We report rental income on a straight line basis over the terms of the respective leases; rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)



	For the Three Months Ended March 31,	
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 22,632	$ 17,655
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation	4,465	1,959
Net amortization of debt premiums and deferred financing fees	336	53
Amortization of acquired real estate leases	2,316	800
Amortization of deferred leasing costs	168	130
Provision for (recovery of) losses on rents receivable	(2)	98
Straight line rental income	(2,622)	(773)
Other non-cash expenses	352	-
Equity in earnings of equity investments	(76)	-
Change in assets and liabilities:		
Rents receivable	(3,124)	3,781
Deferred leasing costs	(219)	(284)
Other assets	(3,171)	(3,037)
Due from related persons	(49)	(1,095)
Accounts payable and accrued expenses	155	1,487
Rents collected in advance	(120)	168
Security deposits	254	(155)
Due to related persons	(166)	-
Cash provided by operating activities	21,129	20,787
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	(148,527)	-
Real estate improvements	(1,553)	(76)
Cash used in investing activities	(150,080)	(76)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from (cost of) issuance of common shares, net	(84)	180,954
Proceeds from borrowings	148,000	251,500
Repayments of borrowings	(5,057)	(24,500)
Deferred financing fees	(1,193)	(4,169)
Repayment of demand note	-	(400,000)
Distributions to common shareholders	(16,499)	-
Owner's net distributions	-	(6,138)
Cash provided by (used in) financing activities	125,167	(2,353)
Increase in cash and cash equivalents	(3,784)	18,358
Cash and cash equivalents at beginning of period	20,373	-
Cash and cash equivalents at end of period	$ 16,589	$ 18,358



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(amounts in thousands)

	For the Three Months Ended March 31,	
	2013	2012
Supplemental disclosures:		
Interest paid	$ 2,892	$ -
Income taxes paid	249	-
Non-cash investing activities:		
Real estate acquired by issuance of shares and assumption of demand note	$ -	$ (913,286)
Non-cash financing activities:		
Issuance of common shares	$ -	$ 513,286
Issuance of demand note	$ -	$ 400,000



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate [1]	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Debt as of March 31, 2013:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 130 bps) [4]	1.510%	1.510%	$ 238,000	3/11/2016	$ 238,000	2.9
Term loan (LIBOR + 155 bps) [5]	1.760%	1.760%	350,000	7/11/2017	350,000	4.3
Total / weighted average floating rate debt	1.659%	1.659%	$ 588,000		$ 588,000	3.7
Secured Fixed Rate Debt:						
Two properties in Carlsbad, CA	5.950%	4.200%	$ 18,390	9/1/2017	$ 17,314	4.4
One property in Chelmsford, MA	5.689%	3.860%	7,500	1/1/2016	7,500	2.8
Total / weighted average secured fixed rate debt	5.874%	4.102%	$ 25,890		$ 24,814	3.9
Debt Summary:						
Total / weighted average floating rate debt	1.659%	1.659%	$ 588,000		$ 588,000	3.7
Total / weighted average secured fixed rate debt	5.874%	4.102%	25,890		24,814	3.9
Total / weighted average debt	1.837%	1.762%	$ 613,890		$ 612,814	3.7

[1] Reflects the interest rate stated in, or determined pursuant to, the contract terms.

[2] Includes the effect of mark to market accounting for our mortgage note payables. Excludes the effect of set up transaction costs.

[3] Secured debt excludes unamortized premiums of $1,726; total debt outstanding as of March 31, 2013, including unamortized premiums, was $615,616.

[4] Represents amounts outstanding on our $750,000 revolving credit facility at March 31, 2013. Interest rate is as of March 31, 2013 and excludes the 30 bps annual facility fee. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017. In February 2013, we increased the available borrowing amount under our revolving credit facility from $500,000 to $750,000.

[5] Represents amounts outstanding on our $350,000 term loan at March 31, 2013. Interest rate is as of March 31, 2013.

DEBT MATURITY SCHEDULE

(dollars in thousands)



Scheduled Principal Payments As of March 31, 2013

Year	Unsecured Floating Rate Debt	Secured Fixed Rate Debt [3]	Total [3]
2013	$ -	$ 160	$ 160
2014	-	230	230
2015	-	245	245
2016	238,000 [1]	7,757	245,757
2017	350,000 [2]	17,498	367,498
Total	$ 588,000	$ 25,890	$ 613,890
Percent	95.8%	4.2%	100.0%

[1] Represents amounts outstanding on our $750,000 revolving credit facility at March 31, 2013. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017. In February 2013, we increased the available borrowing amount under our revolving credit facility from $500,000 to $750,000.

[2] Represents amounts outstanding on our $350,000 term loan at March 31, 2013. Our term loan is prepayable without penalty at any time.

[3] Secured debt excludes unamortized premiums of $1,726; total debt outstanding as of March 31, 2013, including unamortized premiums, was $615,616.



LEVERAGE AND COVERAGE RATIOS

(dollars in thousands)

	As of and For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Leverage Ratios:					
Total debt / total market capitalization	37.2%	32.7%	37.9%	30.2%	24.4%
Total debt / total book capitalization	40.5%	34.4%	39.7%	31.1%	24.6%
Total debt / gross book value of real estate assets [1]	39.7%	34.0%	38.9%	30.5%	24.0%
Variable rate debt / total assets	37.3%	31.1%	35.6%	29.6%	23.3%
Secured fixed rate debt / total assets	1.7%	1.9%	2.3%	0.0%	0.0%
Total debt / total assets	39.0%	33.0%	37.9%	29.6%	23.3%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	9.6x	8.6x	9.2x	12.7x	61.6x
Total debt / annualized Adjusted EBITDA [2]	4.6x	4.4x	5.2x	3.9x	2.7x

[1] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, if any, before depreciation and purchase price allocations, and less impairment writedowns, if any.

[2] See Exhibit B for calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to that amount.

CAPITAL EXPENDITURES SUMMARY

(amounts in thousands)



	For the Three Months Ended								
	3/31/2013		12/31/2012		9/30/2012		6/30/2012		3/31/2012
Tenant improvements	$	238	$	411	$	111	$	30	$	75
Leasing costs		212		465		221		489		287
Building improvements [1]		14		1,287		84		192		7
Recurring capital expenditures		464		2,163		416		711		369
Development, redevelopment and other activities [2]		(295) [3]		1,083		305		71		144
Total capital expenditures	$	169	$	3,246	$	721	$	782	$	513

[1] Building improvements generally include: (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[2] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenues.

[3] Reflects defective building materials received and accrued during the fourth quarter of 2012 that were returned to the supplier during the first quarter of 2013.

ACQUISITIONS INFORMATION SINCE 1/1/2013



(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Date Acquired	Location	Hawaii/Mainland	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term in Years [3]	Percent Leased [4]	Major Tenant
1/16/2013	Addison, TX	Mainland	2	554	105,000	190	9.0%	13.0	100.0%	Bank of America, N.A.
2/28/2013	Provo, UT	Mainland	2	125	34,720	278	9.0%	11.8	100.0%	Vivint, Inc.
3/19/2013	San Antonio, TX	Mainland	1	100	18,600	186	9.2%	8.3	100.0%	Hartford Fire Insurance Company
Total / Weighted Average			5	779	$ 158,320	$ 203	9.0%	12.2	100.0%	

[1] Represents the gross contract purchase price, excluding acquisition costs and purchase price allocations.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including any assumed debt and excluding acquisition costs.

[3] Average remaining lease term weighted on rental revenues as of the date acquired.

[4] Percent leased as of the date acquired.

PORTFOLIO INFORMATION





PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

| Key Statistic | As of and For the Three Months Ended March 31, 2013 | | |
	Hawaii Properties	Mainland Properties	Total
Number of properties	229	43	272
Percent of total	84.2%	15.8%	100.0%
Total square feet	17,773	7,598	25,371
Percent of total	70.1%	29.9%	100.0%
Leased square feet	16,714	7,598	24,312
Percent leased	94.0%	100.0%	95.8%
Total revenues	$ 20,502	$ 23,358	$ 43,860
Percent of total	46.7%	53.3%	100.0%
NOI [1]	$ 16,282	$ 19,704	$ 35,986
Percent of total	45.2%	54.8%	100.0%

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.



SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]	
	3/31/2013	3/31/2012
Number of Properties:		
Hawaii Properties	228	228
Mainland Properties	23	23
Total	251	251
Square Feet: [2]		
Hawaii Properties	17,724	17,755
Mainland Properties	3,649	3,649
Total	21,373	21,404
Percent Leased: [3]		
Hawaii Properties	94.1%	94.2%
Mainland Properties	100.0%	100.0%
Total	95.1%	95.2%
Total Revenues:		
Hawaii Properties	$ 20,433	$ 19,595
Mainland Properties	8,620	7,992
Total	$ 29,053	$ 27,587
NOI: [4]		
Hawaii Properties	$ 16,228	$ 15,408
Mainland Properties	7,278	6,761
Total	$ 23,506	$ 22,169
NOI % Change:		
Hawaii Properties	5.3%	
Mainland Properties	7.6%	
Total	6.0%	

[1] Includes properties that were owned continuously since January 1, 2012 by CWH until contributed to us on February 16, 2012.

[2] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[3] Includes (i) space being fitted out for occupancy pursuant to leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[4] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

LEASING SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Properties [1]	272	267	260	253	251
Total sq. ft. [2]	25,371	24,592	23,907	21,950	21,404
Square feet leased	24,312	23,424	22,684	20,976	20,382
Percentage leased	95.8%	95.3%	94.9%	95.6%	95.2%
Leasing Activity (Sq. Ft.):					
New leases	113	59	21	147	96
Renewals	3	375	113	38	146
Total	116	434	134	185	242
% Change in GAAP Rent: [3]					
New leases	62.1%	54.7%	4.7%	53.4%	19.4%
Renewals	-15.2%	25.9%	-8.7%	46.0%	10.0%
Weighted average	53.0%	35.2%	-3.1%	52.0%	11.6%
Leasing Costs and Concession Commitments: [4]					
New leases	$ 537	$ 305	$ 242	$ 875	$ 318
Renewals	10	18	10	21	6
Total	$ 547	$ 323	$ 252	$ 896	$ 324
Leasing Costs and Concession Commitments per Sq. Ft.: [4]					
New leases	$ 4.75	$ 5.17	$ 11.52	$ 5.95	$ 3.31
Renewals	$ 3.33	$ 0.05	$ 0.09	$ 0.55	$ 0.04
Total	$ 4.72	$ 0.74	$ 1.88	$ 4.84	$ 1.34
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	6.8	8.2	6.2	12.2	5.0
Renewals	4.3	11.6	6.1	2.7	6.8
Total	6.8	11.1	6.1	10.3	6.1
Leasing Costs and Concession Commitments per Sq. Ft. per Year: [4]					
New leases	$ 0.70	$ 0.72	$ 1.89	$ 0.50	$ 0.66
Renewals	$ 0.77	$ 0.00	$ 0.02	$ 0.18	$ 0.01
Total	$ 0.69	$ 0.08	$ 0.34	$ 0.47	$ 0.21

[1] Includes properties acquired by us or contributed to us by CWH on February 16, 2012.

[2] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[3] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[4] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.



OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

Property Type	Total Sq. Ft. [1] As of 3/31/2013	Sq. Ft. Leases Executed During the Three Months Ended 3/31/2013		
		New	Renewals	Total
Hawaii Properties	17,773	113	3	116
Mainland Properties	7,598	-	-	-
Total	25,371	113	3	116

				Sq. Ft. Leased			
Property Type	As of 12/31/2012	12/31/2012 % Leased [2]	Expired	New and Renewals	Acquisitions / (Sales)	As of 3/31/2013	3/31/2013 % Leased
Hawaii Properties	16,605	93.4%	(7)	116	-	16,714	94.0%
Mainland Properties	6,819	100.0%	-	-	779	7,598	100.0%
Total	23,424	95.3%	(7)	116	779	24,312	95.8%

[1] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period, if any.



TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUES

(sq. ft. in thousands)

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]	Expiration
1	Bank of America, N.A.	Mainland Properties	554	2.3%	8.6%	1/31/2026
2	Orbital Sciences Corporation	Mainland Properties	337	1.4%	5.7%	6/30/2023
3	Cinram Group, Inc.	Mainland Properties	1,371	5.6%	5.1%	8/30/2032
4	Novell, Inc.	Mainland Properties	406	1.7%	4.4%	11/30/2024
5	The Southern Company	Mainland Properties	448	1.8%	2.7%	12/31/2018
6	Tesoro Hawaii Corporation	Hawaii Properties	3,148	12.9%	2.4%	4/30/2019; 12/31/2019; 3/31/2024
7	Bookspan	Mainland Properties	502	2.1%	2.1%	9/23/2028
8	Vivint, Inc.	Mainland Properties	125	0.5%	2.0%	11/30/2024
9	Merkle Group, Inc.	Mainland Properties	120	0.5%	2.0%	5/31/2023
10	Shurtape Technologies, LLC	Mainland Properties	645	2.7%	1.9%	5/28/2024
11	Micron Technology, Inc.	Mainland Properties	96	0.4%	1.9%	4/30/2020
12	Stratus Technologies, Inc.	Mainland Properties	287	1.2%	1.9%	5/31/2016
13	Servco Pacific, Inc.	Hawaii Properties	537	2.2%	1.9%	1/31/2029; 2/29/2032
14	Colgate - Palmolive Company	Mainland Properties	142	0.6%	1.7%	1/31/2024
15	Hartford Fire Insurance Company	Mainland Properties	100	0.4%	1.6%	6/30/2021
16	Ruckus Wireless, Inc.	Mainland Properties	96	0.4%	1.5%	11/30/2022
17	Arrowhead General Insurance Agency, Inc.	Mainland Properties	95	0.4%	1.4%	7/31/2019
18	Valassis Communications, Inc.	Mainland Properties	268	1.1%	1.4%	9/30/2023
19	BCI Coca-Cola Bottling Company	Hawaii Properties	351	1.4%	1.3%	12/31/2022; 7/31/2039
20	Allied Building Products Corporation	Hawaii Properties	310	1.3%	1.3%	12/31/2028
21	Sprint Nextel Corporation	Mainland Properties	140	0.6%	1.2%	7/31/2018
22	Safeway Stores, Inc.	Hawaii Properties	146	0.6%	1.2%	10/30/2018
23	Manheim Services Corporation	Hawaii Properties	338	1.4%	1.2%	5/31/2016
24	Mattson Technology, Inc.	Mainland Properties	101	0.4%	1.2%	5/31/2017
25	Cisco Systems, Inc.	Mainland Properties	149	0.6%	1.1%	12/31/2015; 12/31/2017
26	AES Hawaii, Inc.	Hawaii Properties	1,350	5.6%	1.0%	3/31/2040
	Total		12,162	50.1%	59.7%	

[1] Pursuant to existing leases as of March 31, 2013 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of March 31, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

(dollars and sq. ft. in thousands)



	Total As of 3/31/2013	2013	2014	2015	2016 and Thereafter
Lease Expirations:					
Hawaii Properties:					
Total sq. ft.	17,773				
Leased sq. ft. [1]	16,714	479	249	316	15,670
Percent		2.9%	1.5%	1.9%	93.8%
Annualized rental revenue [2]	$ 76,667	$ 2,358	$ 1,030	$ 2,278	$ 71,001
Percent		3.1%	1.3%	3.0%	92.6%
Mainland Properties:					
Total sq. ft.	7,598				
Leased sq. ft. [1]	7,598	-	2	247	7,349
Percent		0.0%	0.0%	3.3%	96.7%
Annualized rental revenue [2]	$ 103,821	$ -	$ 40	$ 3,411	$ 100,370
Percent		0.0%	0.0%	3.3%	96.7%
Total:					
Total sq. ft.	25,371				
Leased sq. ft. [1]	24,312	479	251	563	23,019
Percent		2.0%	1.0%	2.3%	94.7%
Annualized rental revenue [2]	$ 180,488	$ 2,358	$ 1,070	$ 5,689	$ 171,371
Percent		1.3%	0.6%	3.2%	94.9%

[1] Pursuant to existing leases as of March 31, 2013 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of March 31, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)



Year	Number of Tenants with Expiring Leases	Rented Square Feet Expiring [1]	% of Total Rented Square Feet Expiring [1]	Cumulative % of Total Rented Square Feet Expiring [1]	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring [2]	Cumulative % of Total Annualized Rental Revenue Expiring [2]
2013	23	479	2.0%	2.0%	$ 2,358	1.3%	1.3%
2014	13	251	1.0%	3.0%	1,070	0.6%	1.9%
2015	23	564	2.3%	5.3%	5,690	3.2%	5.1%
2016	21	1,287	5.3%	10.6%	8,459	4.7%	9.8%
2017	9	411	1.7%	12.3%	5,748	3.2%	13.0%
2018	11	1,585	6.5%	18.8%	14,836	8.2%	21.2%
2019	13	1,769	7.3%	26.1%	6,862	3.8%	25.0%
2020	5	318	1.3%	27.4%	4,207	2.3%	27.3%
2021	6	666	2.7%	30.1%	4,969	2.8%	30.1%
2022	66	3,062	12.6%	42.7%	21,078	11.7%	41.8%
Thereafter	83	13,920	57.3%	100.0%	105,211	58.2%	100.0%
Total	273	24,312	100.0%		$ 180,488	100.0%	

Weighted average remaining
lease term (in years)   12.5   11.6

[1] Rented square feet is pursuant to existing leases as of March 31, 2013, and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of March 31, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)



Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	3/31/2013	12/31/2012	9/30/2012	6/30/2012	3/31/2012
Number of resets	17	10	1	2	1
Square feet	704	365	105	30	47
Percent change in GAAP rent [1]	50.1%	59.4%	42.9%	34.2%	52.0%

Scheduled Hawaii Land Rent Resets:

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [2]
4/1/2013 - 12/31/2013	40	1,683	$ 7,582
2014	6	2,810	4,685
2015	5	367	1,182
2016 and Thereafter	56	4,354	22,431
Total	107	9,214	$ 35,880

[1] Percent difference in prior rents charged for same space. Reset rents include expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of March 31, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, but excluding lease value amortization.

EXHIBITS



CALCULATION AND RECONCILIATION OF PROPERTY NET INCOME (NOI)

(dollars in thousands)



EXHIBIT A

	For the Three Months Ended	
	3/31/2013	3/31/2012
Calculation of NOI:		
Rental Income	$ 37,458	$ 24,074
Tenant reimbursements and other income	6,402	3,513
Real estate taxes	(4,626)	(3,641)
Other operating expenses	(3,248)	(1,777)
NOI	$ 35,986	$ 22,169
Reconciliation of NOI to Net Income:		
NOI	$ 35,986	$ 22,169
Depreciation and amortization	(6,665)	(2,773)
Acquisition costs	(533)	-
General and administrative	(2,719)	(1,404)
Operating income	$ 26,069	$ 17,992
Interest expense	(3,473)	(337)
Equity in earnings of an investee	76	-
Income tax expense	(40)	-
Net Income	$ 22,632	$ 17,655

We calculate net operating income, or NOI, as shown above. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION OF EBITDA AND ADJUSTED EBITDA

(dollars in thousands)



EXHIBIT B

		For the Three Months Ended		
		3/31/2013		3/31/2012
Net income		$ 22,632		$ 17,655
Plus: interest expense		3,473		337
Plus: income tax expense		40		-
Plus: depreciation and amortization		6,665		2,773
EBITDA		32,810		20,765
Plus: acquisition related costs		533		-
Adjusted EBITDA		$ 33,343		$ 20,765

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.



CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollars in thousands)

EXHIBIT C

	For the Three Months Ended	
	3/31/2013	3/31/2012
Net income	$ 22,632	$ 17,655
Plus: depreciation and amortization	6,665	2,773
FFO	29,297	20,428
Plus: acquisition costs	533	-
Normalized FFO	$ 29,830	$ 20,428
Weighted average common shares outstanding	39,283	13,205
FFO per share	$ 0.75	$ 1.55
Normalized FFO per share	$ 0.76	$ 1.55

We calculate funds from operations, or FFO, and normalized funds from operations, or Normalized FFO, as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization as well as other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and between other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.